EXHIBIT (a)(8)

December 19, 2003

To All Employees Worldwide:

Further to the email I sent you today regarding the Stock Option Exchange Scheme, please find attached your stock option statement as of 19th December 2003.

Dependent upon where you are based, I will send you further details of the scheme either by post or e-mail early next week.

Wishing you all the best for the Holidays,

Kind regards

Don Smith